Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Hennessy Capital Investment Corp. VII

Subject Company: Hennessy Capital Investment Corp. VII

SEC File No.: 001-42479

On April 9, 2026, Richard Taylor, Co-Founder, Chief Executive Officer, and Chairman of the board of ONE Nuclear LLC, and Coen Weddepohl, Chief Financial Officer of ONE Nuclear Energy LLC, participated in a recorded panel discussion of the BofA Virtual Nuclear Conference, along with the Chief Executive Officers of Deep Isolation, Terra Innovatum and GSR Three. A transcript of Messrs. Taylor’s and Weddepohl’s responses in the interview is set forth below.

Moderator

Thank you for joining. A very warm welcome. We have a full panel on board today — Mr. Rod Baltzer, CEO of Deep Isolation; Mr. Richard Taylor, CEO, and Coen Weddepohl, CFO of ONE Nuclear; Dr. Alessandro Petrucci, CEO of Terra Innovatum; and Mr. Giordano Morichi and Lew Sivan, CEO of GSR Three.

Today we have three companies sitting at very different points in the nuclear value chain: a developer planning gigawatt-scale energy projects, a micro modular reactor manufacturer targeting one megawatt deployment, and the only company in the world developing an end-to-end deep borehole disposal solution for spent fuel. What ties these companies together is that all three went public in the last year via APO or SPAC transactions, and they are all pre-revenue, betting on the industry’s structural constraints.

Let’s put these bets to the test. To begin, let’s talk about the developer model. Richard, ONE Nuclear is really two businesses running on different timelines. The first is a natural gas generation business, planning to deploy gas generators with power running by 2028. The second is a nuclear SMR business targeting three gigawatts of capacity by 2034. Those are very different products, customers, and capital requirements. Are these two genuinely separate businesses that share a site and supply chain, or is the gas business primarily a financing mechanism for the nuclear side?

Richard Taylor

Thanks for the invitation. I’ll address three parts of your question: the nature of gas and nuclear within our business model, agreements expected in the next 12 months, and execution risks.

ONE Nuclear delivers base load energy solutions in the US. We believe in nuclear for the long term and gas as the near-term solution. Our Fast Track gas strategy gets base load power on site as quickly as possible — which is when our AI and hyperscaler customers need it — and provides early revenue that de-risks the overall business, particularly the nuclear side. These early revenues help us navigate the traditional “valley of death” for a nuclear company: the period of high capital expenditure for licensing and engineering with zero revenue before first nuclear energy sales.

The two generation technologies remain operationally integrated even after the SMRs come online. Nuclear SMRs can operate as 100% base load while natural gas reciprocating engines provide load-following, peaking, backup resilience, and other grid services. The gas units are also flexible enough to relocate to a new site if needed.

On definitive agreements: we’re approaching our NASDAQ listing so we cannot discuss specific projects, but for illustration, the key milestones to first power generation for a typical one-gigawatt project include development agreements with equipment deposits, completion of site investigations, permitting, environmental review, and front-end engineering design, followed by a PPA — typically a six-to-twelve month process. The delivery phase takes roughly eighteen months to first power, including financial close, EPC contract award, debt financing, site preparation, and procurement, commissioning the first 200 MW, then scaling in 200 MW phases to reach one gigawatt within two years of financial close.

The key execution risks for any gas power project are PPA capture, supply chain constraints, permitting delays, and delivery at scale — all of which are mitigated through engineering, procurement, and program management strategies.

Moderator

Thank you. Just to be clear, you have a 2028 gas revenue target — what specifically needs to get done in the next 12 months to reach that?

Richard Taylor

We can only speak to the illustrative example at this point. We’re constrained by SEC rules as the company approaches its listing.

Moderator

Understood. Separate question — you’ve identified four SMR technologies for evaluation: the Westinghouse AP300, GE-Hitachi BWRX-300, the PWR design, and the HTGR design that uses HALEU. These are quite different technologies, and the business model itself is different from technology developers like Kairos or X-energy. Can you walk us through why you selected these four technologies, and how the economics of the developer model work? Do you earn a developer spread or capacity fee? Are you underwriting full project costs?

Coen Weddepohl

A few questions wrapped in there. On why we selected those technologies: this is not an exclusive list, and these companies are not exclusive with us. As a solution provider, every site and project is customized to client requirements. Clients include hyperscalers, desalination plants, large industrial loads, and the Department of Defense — each with different load profiles. The overriding factor is reliable, always-on base load. But how you package that solution depends on constraints like water availability, which is a significant concern for Gen III+ technologies that Gen IV designs address well. Some sites can only accommodate 80 MW of nuclear; others need 1,000 MW — and that influences technology selection.

On the developer economics: we don’t need to own reactor IP to earn a strong margin. The development and technology pieces complement each other. We solve for skill sets that technology companies typically don’t have: finding the right site, navigating the NRC process, solving for skilled labor constraints, and structuring a capital markets solution. We take a project with technology risk and package it into a contracted, de-risked, bankable asset — that is where our margin sits. We then earn cash flows over the project life on a build-own-operate basis, though we also do build-own-transfer where utilities prefer to take ownership after we carry the development risk.

One underappreciated factor for the entire industry: the Investment Tax Credit and bonus depreciation. Combined, these can underwrite up to 50% of total project capex through the tax code. That is unique to the nuclear sector and makes the LCOE of these projects genuinely attractive.

Moderator

Let’s shift to fuel supply chains. For ONE Nuclear, the HTGR option requires HALEU fuel. For Terra Innovatum, the SOLO design is built for conventional LEU but can accommodate HALEU. The HALEU supply chain has received government support, but further out it’s an open question. How do you each factor this into deployment timelines? At what point does a HALEU constraint force a technology pivot? And Alessandro, please introduce yourself before you answer.

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Richard Taylor

We appreciate the flexibility that Terra Innovatum’s approach provides. For us, flexibility is the key. We are not locked into any one design or fuel. Technology decisions account for project scale, location, economics, and timing — including deployment speed, regulatory approval timeline, construction complexity, modularity, and supply chain maturity, which includes fuel assessment.

Fuel availability is one decision factor among many. If HALEU constraints persist into the 2030s, we can deploy Gen III+ designs — the BWRX-300, Westinghouse designs, Rolls-Royce SMR — which use standard commodity fuel. We can also consider Gen IV technologies, such as Terra Innovatum’s design, engineered for conventional LEU with the ability to accommodate HALEU when it becomes widely available.

Our 2028 early revenue strategy relies entirely on natural gas generation and is not affected by nuclear fuel choices. For our nuclear plants, we retain full flexibility.

Moderator

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Moderator

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Moderator

Richard or Coen — can you share where you come out on PPA pricing or LCOE?

Coen Weddepohl

LCOE comparisons are often apples to pears. The first question is always: what is actually included? Capex alone is only 60–70% of total project cost — EPC, FEED studies, development costs, NRC fees all add meaningfully and vary site by site.

For a first-of-a-kind project, we are seeing a capex-based LCOE in the range of $82–120 per MWh, largely based on figures from the technology vendors — the most credible source available. Breaking that down: roughly $55–80 of that $80–120 is capex, including interest during construction. The remaining ~$30 covers fixed and variable operating costs, decommissioning, and fuel. Fuel runs $8–15 per MWh. So all-in operating costs — OPEX, fuel, and decommissioning — are around $30–35 per MWh.

That is the lowest of all generation technologies on an operating cost basis. Once a nuclear plant is built, it is genuinely a cash-generating machine. Even the projects that were severely over budget — once operating, they became the lowest-cost producers of power. And for every 100 basis points saved in cost of capital, you cut roughly $10 per MWh from LCOE. That is where experienced developers create real value: our team has built more than $50 billion of complex projects globally, and that execution track record directly translates to lower financing costs.

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Moderator

Thank you. Let’s shift to licensing and spent fuel. Rod, are there specific licensing considerations for spent fuel disposal — or is it primarily for reactor design from a developer standpoint? And Richard and Coen: with four designs under evaluation, is the strategy primarily a hedge — whichever clears the licensing process fastest gets selected — or is it more about diversification, where the first to license may not be the lowest-cost option and you’d bring on a different reactor for different reasons? And Alessandro: you’re going through the Part 57 process — where do you stand, and what is the timeline to deployment?

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Richard Taylor

On licensing generally: it is one of many factors we weigh in selecting technologies and building timelines. Historically, NRC review processes have been extensive, and a high volume of incoming applications could introduce delays. The Part 52 combined license process involves thorough environmental impact assessments and site-specific safety evaluations — historically a lengthy process.

On regulatory reform: the executive orders from last May mandating 18-month licensing deadlines introduce near-term uncertainty about implementation, but the signs are genuinely encouraging. We are optimistic that risk-based assessment will form the foundation of regulatory approvals going forward. With those reforms, supply chain development is probably now on the critical path for the industry rather than regulatory approval. And as always, our gas generation strategy provides a buffer while nuclear licensing progresses.

Moderator

Final question — and Rod, I want the uncomfortable version. The world has been producing spent nuclear fuel since the 1950s, but there is only one permanent disposal facility — in Finland — and it may not even be operating yet. What has actually been the barrier? Is it economics, physics, or politics? And how is what you’re doing fundamentally different from Holtec? Then for Richard, Coen, and Alessandro: at what point in the project development cycle does waste strategy become a genuine commercial constraint?

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Richard Taylor

Waste strategy impacts project development at specific stages — primarily during NRC licensing and customer offtake negotiations. At the licensing stage, operators must demonstrate a decommissioning plan and execute an Amended Standard Contract with the DOE covering storage over the plant’s operating life.

Currently, because federal efforts to build a national deep geologic repository have not come to fruition, virtually all spent fuel in the US is stored on-site at licensed facilities. For now, that is not perceived as a significant commercial constraint — on-site storage is considered a reasonable interim solution. However, if hyperscalers or industrial customers begin to view long-term on-site waste as a reputational, environmental, or safety liability, that perception could change.

We are always looking for better solutions. Industry developments like Deep Isolation’s borehole disposal, and the potential for fuel recycling as practiced in some other countries, give us optimism that this will not become a binding constraint.

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Moderator

Thank you all. This conversation felt far too short. Rod from Deep Isolation, Richard and Coen from ONE Nuclear, and Dr. Alessandro Petrucci and Giordano Morichi from Terra Innovatum — thank you very much for joining. Next, we will hear from Mr. Ras Paula hosting Constellation Energy.

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Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to statements regarding ONE Nuclear Energy LLC’s (“ONE Nuclear”) and Hennessy Capital Investment Corp. VII’s (“HVII”) expectations, beliefs, intentions, strategies, and projections. All statements other than statements of historical facts contained in this communication are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, expectations of the management team of ONE Nuclear concerning the outlook for its business, productivity, plans, growth and capital investments, operational and cost performance, revenue generation, development timelines, potential generation capacities of specific sites, regulatory outlook, future market conditions, success of strategic relationships, developments in the capital and credit markets, expected future financial performance, as well as demand for nuclear energy and the economic outlook for the nuclear energy industry.

Forward-looking statements speak only as of the date of this communication and are based on ONE Nuclear’s and HVII’s current beliefs and assumptions. ONE Nuclear and HVII undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Actual results may differ materially due to various risks and uncertainties, including but not limited to: (1) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of HVII’s securities; (2) the failure to satisfy the conditions to the consummation of the proposed business combination, including the adoption of the definitive agreements related to the proposed business combination (the “Business Combination”) by the shareholders of HVII and the receipt of certain regulatory approvals; (3) market risks; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination; (5) changes in transaction structure of the proposed business combination due to regulatory or legal requirements; (6) the ability to meet listing standards; (7) the effect of the announcement or pendency of the proposed business combination on ONE Nuclear’s business relationships, performance, and business generally; (8) failure to realize anticipated benefits from the proposed business combination; (9) the outcome of any legal proceedings that may be instituted against ONE Nuclear or HVII related to the Business Combination or the proposed business combination; (10) ONE Nuclear’s ability to execute on its business plan and to develop and maintain key strategic relationships and enter into definitive agreements in connection therewith; (11) competition in ONE Nuclear’s industry; (12) transaction-related costs; (13) the risk that changes in laws or regulations adversely affect ONE Nuclear’s business plans and operations; (14) adverse economic or competitive conditions; (15) the level of redemptions by HVII shareholders in connection with the proposed business combination; (16) the risk that ONE Nuclear may not be able to successfully develop its exclusive sites or other sites and the commercial viability of any such site; (17) the risk that ONE Nuclear will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (18) other risks and uncertainties described in HVII’s Annual Report on Form 10-K for the year ended December, 31, 2025, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 6, 2026, and other filings with the SEC, including the registration statement on Form S-4 (the “Registration Statement”), the preliminary proxy statement/prospectus and other relevant materials filed by HVII in connection with the Business Combination from time to time. The foregoing list is not exhaustive, and there may be additional risks that neither HVII nor ONE Nuclear presently know or that HVII and ONE Nuclear currently believe are immaterial. ONE Nuclear and HVII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made.

ONE Nuclear’s Commercial Agreements are Non-Binding

This communication contains descriptions of certain non-exclusive, key business relationships of ONE Nuclear, including with Rolls-Royce Solutions America, Inc. (“Rolls-Royce SA”) and other local and regional developers. These descriptions are based on the ONE Nuclear management team’s discussions with such counterparties, the terms of certain existing non-binding collaboration agreements with such counterparties, and latest available information and estimates as of the date of this communication. In each case, such descriptions are subject to negotiation and execution of definitive agreements with such counterparties, which have not been completed as of the date of this communication. As a result, such descriptions of key business relationships of ONE Nuclear, including with Rolls-Royce SA and other local and regional developers, remain subject to change, and there can be no assurance that definitive agreements with such business partners will be executed or, if executed, that the terms of such definitive agreements will not vary materially from those described herein. In addition, unless and until a definitive agreement is entered into with the local and regional developers, ONE Nuclear has no rights to the sites. If ONE Nuclear is unable to enter into a definitive agreement with the local and regional developers with respect to the identified pipeline development sites, ONE Nuclear expects to explore alternative locations and arrangements for the deployment of ONE Nuclear’s business plan, though no assurances can be made such efforts will be successful.

Important Information for Investors and Shareholders

In connection with the proposed business combination, HVII has filed with the SEC the Registration Statement, which includes a preliminary prospectus with respect to the securities to be issued in connection with the proposed business combination and a proxy statement to be distributed to holders of HVII’s ordinary shares in connection with HVII’s solicitation of proxies for the vote by HVII’s shareholders with respect to the proposed business combination and other matters described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, HVII plans to file the definitive Proxy Statement with the SEC and to mail copies to shareholders of HVII as of a record date to be established for voting on the proposed business combination.

This communication does not contain all the information that should be considered concerning the proposed business combination and is not a substitute for the Registration Statement, the proxy statement/prospectus or for any other document that HVII may file with the SEC. Before making any investment or voting decision, investors and security holders of HVII and ONE Nuclear are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about ONE Nuclear, HVII and the proposed business combination.

Investors and security holders will be able to obtain free copies of the Registration Statement on Form S-4, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by HVII through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by HVII may be obtained free of charge from HVII’s website at https://www.hennessycapital7.com or by directing an email request to info@hennessycapitalgroup.com. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

HVII, ONE Nuclear and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from HVII’s shareholders in connection with the proposed business combination. For more information about the names, affiliations and interests of HVII’s directors and executive officers, please refer to HVII’s Annual Report on Form 10-K filed with the SEC on March 6, 2026, and the Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the proposed business combination from time to time. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of HVII’s shareholders generally, are included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This communication shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the proposed business combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

For Investors: Caldwell Bailey, ICR, Inc.

For Media: Matt Dallas, ICR, Inc.

onenuclear@icrinc.com